UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT

TO SECTIONS 55 THROUGH 65 OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	AG Twin Brook Capital Income Fund

Address of Principal Business Office:	245 Park Avenue, 26th Floor New York, New York 10167

Telephone Number:	(212) 692-2000

Name and Address of Agent for Service of Process:	Jenny B. Neslin, Esq. 245 Park Avenue, 26th Floor New York, NY 10167

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 28th day of April 2022.

AG Twin Brook Capital Income Fund

/s/ Trevor Clark
Name:	Trevor Clark
Title:	Chief Executive Officer

Attest:	/s/ Terrence Walters
Name: Terrence Walters
Title: Chief Financial Officer